UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Homeinns Hotel Group

(Name of Issuer)

Ordinary Shares, par value $0.005 per share

(Title of Class of Securities)

G6647N108

(CUSIP Number)

Beijing Tourism Group Poly Victory Investments Limited c/o No. 10 Yabao Road Chaoyang District Beijing 100020 People's Republic of China +86-10 8562-9988	Ctrip.com International, Ltd. C-Travel International Limited Ctrip.com (Hong Kong) Limited James Jianzhang Liang c/o 99 Fu Quan Road Shanghai 200335 People's Republic of China +86-21 3406-4880	Neil Nanpeng Shen Smart Master International Limited c/o Suite 3613, 36/F Two Pacific Place 88 Queensway Hong Kong +852 2501-8989	David Jian Sun Peace Unity Investments Limited c/o No. 124 Caobao Road Xuhui District, Shanghai 200235 People’s Republic of China +86-21 3337-3333

With copies to:

Z. Julie Gao, Esq. Will H. Cai, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Michael V. Gisser, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071 (213) 687-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 11, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*              This statement on Schedule 13D (the "Schedule 13D") constitutes an initial Schedule 13D filing on behalf of each of Beijing Tourism Group ("BTG"), Poly Victory Investments Limited ("Poly Victory"), Neil Nanpeng Shen ("Mr. Shen"), Smart Master International Limited ("Smart Master"), James Jianzhang Liang ("Mr. Liang"), David Jian Sun ("Mr. Sun") and Peace Unity Investments Limited ("Peace Unity"), with respect to the ordinary shares, par value $0.005 per share ("Ordinary Shares"), of Homeinns Hotel Group, a Cayman Islands Company (the "Company"). The Ordinary Shares beneficially owned by BTG and Poly Victory were previously reported on Schedule 13G filed by BTG and Poly Victory on February 12, 2007, as amended by amendments thereto.

This Schedule 13D further represents Amendment No. 3 to the statement on Schedule 13D filed by Ctrip.com International, Ltd. ("Ctrip"), C-Travel International Limited ("C-Travel") and Ctrip.com (Hong Kong) Limited ("Ctrip (HK)") with the Securities and Exchange Commission (the "Commission") on December 10, 2008, as amended by Amendment No. 1 filed on December 30, 2008 and Amendment No. 2 filed on May 21, 2009 (the "Original Ctrip Schedule 13D"). Except as amended and supplemented hereby, the Original Ctrip Schedule 13D remains in full force and effect.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Beijing Tourism Group
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,726,165 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,726,165 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,726,165 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Includes 14,726,165 Ordinary Shares held by Poly Victory, which is wholly owned and controlled by BTG.

(2)         The calculation is based on 96,052,580 Ordinary Shares outstanding as of March 31, 2015, as disclosed in the Company's current report on Form 6-K furnished to the Commission on May 13, 2015.

2

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Poly Victory Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,726,165 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,726,165 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,726,165 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)         The calculation is based on 96,052,580 Ordinary Shares outstanding as of March 31, 2015, as disclosed in the Company's current report on Form 6-K furnished to the Commission on May 13, 2015.

3

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Ctrip.com International, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,400,765 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,400,765 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,400,765 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Includes 11,672,065 Ordinary Shares held by C-Travel and 2,728,700 Ordinary Shares represented by 1,364,350 ADSs held by Ctrip (HK). Both of C-Travel and Ctrip (HK) are wholly owned and controlled by Ctrip.

(2)         The calculation is based on 96,052,580 Ordinary Shares outstanding as of March 31, 2015, as disclosed in the Company's current report on Form 6-K furnished to the Commission on May 13, 2015.

4

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS C-Travel International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,672,065 Ordinary Shares
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,672,065 Ordinary Shares
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,672,065 Ordinary Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)         The calculation is based on 96,052,580 Ordinary Shares outstanding as of March 31, 2015, as disclosed in the Company's current report on Form 6-K furnished to the Commission on May 13, 2015.

5

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Ctrip.com (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,728,700 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,728,700 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,728,700 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Includes 2,728,700 Ordinary Shares represented by 1,364,350 American depositary shares held by Ctrip (HK).

(2)         The calculation is based on 96,052,580 Ordinary Shares outstanding as of March 31, 2015, as disclosed in the Company's current report on Form 6-K furnished to the Commission on May 13, 2015.

6

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Neil Nanpeng Shen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR, PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,867,245 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,867,245 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,867,245 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)         Includes (i) 375,500 Ordinary Shares held by Mr. Shen, (ii) 3,275,389 Ordinary Shares held by Smart Master, a British Virgin Islands company solely owned and controlled by Mr. Shen, (iii) 183,356 Ordinary Shares represented by 91,678 American depositary shares held by Smart Master, and (iv) 33,000 Ordinary Shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days after June 11, 2015.

(2)         The calculation is based on 96,052,580 Ordinary Shares outstanding as of March 31, 2015, as disclosed in the Company's current report on Form 6-K furnished to the Commission on May 13, 2015, together with 33,000 Ordinary Shares issuable upon exercise of options held by Mr. Shen that are exercisable within 60 days after June 11, 2015.

7

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Smart Master International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,458,745 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,458,745 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,458,745 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Includes (i) 3,275,389 Ordinary Shares held by Smart Master and (ii) 183,356 Ordinary Shares represented by 91,678 American depositary shares held by Smart Master International Limited.

(2)         The calculation is based on 96,052,580 Ordinary Shares outstanding as of March 31, 2015, as disclosed in the Company's current report on Form 6-K furnished to the Commission on May 13, 2015.

8

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS James Jianzhang Liang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Saint Christopher and Nevis

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,000 Ordinary Shares(1)
	8	SHARED VOTING POWER 317,294 Ordinary Shares(2)
	9	SOLE DISPOSITIVE POWER 21,000 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 317,294 Ordinary Shares(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,294 Ordinary Shares(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)         Includes (i) 4,500 Ordinary Shares held by Mr. Liang and (ii) 16,500 Ordinary Shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days after June 11, 2015.

(2)         Includes 317,294 Ordinary Shares represented by 158,647 American depositary shares held by Ms. Lau, Mr. Liang's wife.

(3)         The calculation is based on 96,052,580 Ordinary Shares outstanding as of March 31, 2015, as disclosed in the Company's current report on Form 6-K furnished to the Commission on May 13, 2015, together with 16,500 Ordinary Shares issuable upon exercise of options held by Mr. Liang that are exercisable within 60 days after June 11, 2015.

9

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS David Jian Sun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 517,944 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 517,944 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 517,944 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)         Includes (i) 30,138 Ordinary Shares held by Mr. Sun, (ii) 20,000 Ordinary Shares represented by 10,000 American depositary shares held by Mr. Sun, (iii) 228,806 Ordinary Shares held by Peace Unity, a British Virgin Islands company solely owned and controlled by Mr. Sun, (iv) 20,000 Ordinary Shares represented by 10,000 American depositary shares held by Peace Unity and (v) 219,000 Ordinary Shares issuable upon exercise of options held by Mr. Sun that are exercisable within 60 days after June 11, 2015.

(2)         The calculation is based on 96,052,580 Ordinary Shares outstanding as of March 31, 2015, as disclosed by in the Company's current report on Form 6-K furnished to the Commission on May 13, 2015, together with 219,000 Ordinary Shares issuable upon exercise of options held by Mr. Sun that are exercisable within 60 days after June 11, 2015.

10

CUSIP No.	G6647N108

1	NAMES OF REPORTING PERSONS Peace Unity Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 248,806 Ordinary Shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 248,806 Ordinary Shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,806 Ordinary Shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)         Includes (i) 228,806 Ordinary Shares held by Peace Unity and (ii) 20,000 Ordinary Shares represented by 10,000 American depositary shares held by Peach Unity.

(2)         The calculation is based on 96,052,580 Ordinary Shares outstanding as of March 31, 2015, as disclosed in the Company's current report on Form 6-K furnished to the Commission on May 13, 2015.

11

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Company.

American depositary shares (the "ADSs," and each, an "ADS"), each representing two Ordinary Shares, of the Company are listed on the Nasdaq Global Market under the symbol "HMIN."

The principal executive offices of the Company are located at No. 124 Cao Bao Road, Xu Hui District, Shanghai 200235, People's Republic of China (the "PRC").

Item 2. Identity and Background.

BTG, Poly Victory, Ctrip, C-Travel, Ctrip (HK), Mr. Shen, Smart Master, Mr. Liang, Mr. Sun and Peace Unity are collectively referred to herein as "Reporting Persons," and each, a "Reporting Person."

(a)–(c), (f) This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transaction described in Item 4 of this Schedule 13D.

Except as otherwise stated herein, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Ordinary Shares (including Ordinary Shares represented by the ADSs) held by each other Reporting Person.

The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

BTG is a tourism service group with subsidiaries that are engaged in dining, lodging, transportation, travel, shopping, entertainment and other businesses in the PRC and abroad. BTG is a state-owned enterprise organized and existing under the laws of the PRC. BTG holds a 60.12% equity interest in BTG Hotels (Group) Co., Ltd. ("BTG Hotels"), a PRC company listed on the Shanghai Stock Exchange that is principally engaged in the management of hotels and tourist destinations. The principal business address of BTG is No. 10 Yabao Road, Chaoyang District, Beijing 100020, People's Republic of China.

Poly Victory is principally an investment holding vehicle. Poly Victory is a company organized and existing under the laws of the British Virgin Islands, and is wholly owned and controlled by BTG. The principal business address of Poly Victory Investments Limited is Room 3406, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.

Ctrip is a holding company whose American depositary shares representing its ordinary shares are listed on the Nasdaq Global Select Market. Through its various subsidiaries and consolidated affiliated entities, Ctrip operates as a leading travel service provider for hotel accommodations, ticketing services, packaged tours and corporate travel management in the PRC. C-Travel carries out various equity and/or strategic investment activities of Ctrip. Ctrip (HK) is principally engaged in providing travel-related service. Both C-Travel and Ctrip (HK) are wholly owned subsidiaries of Ctrip. The business address of each of Ctrip, C-Travel and Ctrip (HK) is c/o 99 Fu Quan Road, Shanghai 200335, People's Republic of China.

Mr. Shen is the Co-Founder and Co-Chairman of the Board of Directors of the Company and a Director of Ctrip. Smart Master is principally an investment holding vehicle. Smart Master is a company organized and existing under the laws of the British Virgin Islands, and is wholly owned and controlled by Mr. Shen. The business address of each of Mr. Shen and Smart Master is c/o Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.

12

Mr. Liang is the Co-Founder and Director of the Company and Chairman of the Board of Directors and Chief Executive Officer of Ctrip. The business address of Mr. Liang is c/o 99 Fu Quan Road, Shanghai 200335, People's Republic of China.

Mr. Sun is the Chief Executive Officer and Director of the Company. Peace Unity is principally an investment holding vehicle. Peace Unity is a company organized and existing under the laws of the British Virgin Islands, and is wholly owned and controlled by Mr. Sun. The business address of each of Mr. Sun and Peace Unity is c/o No. 124, Caobao Road, Xuhui District, Shanghai 200235, People's Republic of China.

(d)          The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of BTG, Poly Victory, Ctrip, C-Travel, Ctrip (HK), Smart Master and Peace Unity are set forth on Schedule A hereto and are incorporated herein by reference.

(e)          During the last five years, none of the Reporting Persons and, to the best knowledge of each Reporting Person, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed because, under the facts and circumstances described in Items 2, 4 and 5, the Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act. This filing is not being made as a result of any particular acquisitions or dispositions of Ordinary Shares by the Reporting Persons.

The descriptions of the principal terms of the Proposal (as defined below) under Item 4 are incorporated herein by reference in its entirety.

Item 4. Purpose of Transaction.

On June 11, 2015, BTG Hotels, Poly Victory, Ctrip, Mr. Shen, Mr. Liang and Mr. Sun (collectively, the "Buyer Group") jointly submitted a non-binding proposal (the "Proposal") to the Company's Board of Directors related to the proposed acquisition of all of the Ordinary Shares not beneficially owned by the Buyer Group for cash consideration equal to US$32.81 per ADS, or US$16.405 per Ordinary Share (the "Proposed Transaction").

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of a definitive merger agreement and other related agreements mutually acceptable in form and substance to the Company and the Buyer Group. Neither the Company nor any member of the Buyer Group is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

Pursuant to the Proposal, upon obtaining requisite PRC governmental approvals, BTG Hotels may enter into an agreement with other members of the Buyer Group to acquire part or all of the Ordinary Shares held by them in exchange for equity interests in BTG Hotels, cash and/or other forms of consideration (the "Consortium Transaction"). The price per Ordinary Share used in the Consortium Transaction will be the same or lower than the price per Ordinary Share set forth in the Proposal, and the closing of the Consortium Transaction will be subject to receipt of all PRC governmental approvals required for the consummation of the Consortium Transaction.

13

If the Proposed Transaction is completed, the Company's ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the Nasdaq Global Market.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit D, and incorporated herein by reference in its entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)–(b)          The responses of each Reporting Person to Rows (11) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is based on 96,052,580 Ordinary Shares outstanding as of March 31, 2015, as disclosed in the Company's current report on Form 6-K furnished to the Commission on May 13, 2015.

By virtue of their actions in respect of the Proposed Transaction as described herein, the Reporting Persons may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Act. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole; thus, each Reporting Person may be deemed to beneficially own an aggregate of 33,850,413 Ordinary Shares (including Ordinary Shares represented by the ADSs and Ordinary Shares issuable upon the exercise of options that are exercisable within 60 days after June 11, 2015), which represents approximately 35.1% of the total outstanding Ordinary Shares (including Ordinary Shares represented by ADSs, and together with an aggregate of 268,500 Ordinary Shares issuable upon the exercise of options held by Reporting Persons that are exercisable within 60 days after June 11, 2015). Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Ordinary Shares held by each other Reporting Person.

Mr. Yi Liu, Vice Chairman of the Board of Directors and General Manager of BTG, Director of Poly Victory and Co-Chairman of the Board of Directors of the Company, beneficially owned 27,972 Ordinary Shares as of June 11, 2015, including 11,472 Ordinary Shares held by Mr. Liu and 16,500 Ordinary Shares issuable upon the exercise of the options held by Mr. Liu that are exercisable within 60 days after June 11, 2015.

Mr. Min Bao, Deputy General Manager of BTG, Director of Poly Victory and Director of the Company, beneficially owned 25,656 Ordinary Shares as of June 11, 2015, including 3,656 Ordinary Shares held by Mr. Bao, 5,500 Ordinary Shares represented by ADSs held by Mr. Bao and 16,500 Ordinary Shares issuable upon the exercise of the options held by Mr. Bao that are exercisable within 60 days after June 11, 2015.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

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Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares which it may be deemed to beneficially own.

(c)          None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d)          Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The descriptions of the principal terms of the Proposal under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement dated June 22, 2015 by and among the Reporting Persons.

B*	Purchase Agreement between Ctrip and the Company dated May 7, 2009.

C*	Registration Rights Agreement between Ctrip and the Company dated May 7, 2009.

D	Proposal Letter dated June 11, 2015 from the Buyer Group to the Board.

*	Previously filed.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2015

Beijing Tourism Group	By:	/s/ Qiang Duan
Name: Qiang Duan
Title: Chairman of Board of Directors

Poly Victory Investments Limited	By:	/s/ Yi Liu
Name: Yi Liu
Title: Director

Ctrip.com International, Ltd.	By:	/s/ James Jianzhang Liang
Name: James Jianzhang Liang
Title: Director

C-Travel International Limited	By:	/s/ James Jianzhang Liang
Name: James Jianzhang Liang
Title: Director

Ctrip.com (Hong Kong) Limited	By:	/s/ James Jianzhang Liang
Name: James Jianzhang Liang
Title: Director

James Jianzhang Liang	By:	/s/ James Jianzhang Liang

Neil Nanpeng Shen	By:	/s/ Neil Nanpeng Shen

Smart Master International Limited	By:	/s/ Neil Nanpeng Shen
Name: Neil Nanpeng Shen
Title: Director

David Jian Sun	By:	/s/ David Jian Sun

Peace Unity Investments Limited	By:	/s/ David Jian Sun
Name: David Jian Sun
Title: Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Beijing Tourism Group

The business address of each of the following individuals is c/o No. 10 Yabao Road, Chaoyang District, Beijing 100020, People's Republic of China.

Directors:

Name	Country of Citizenship
Qiang Duan	People's Republic of China
Yi Liu	People's Republic of China
Hongtao Wei	People's Republic of China
Tongxin Ding	People's Republic of China
Rungang Zhang	People's Republic of China
Xiao Chen	People's Republic of China
Xiaoan Wei	People's Republic of China
Maoyuan Zhu	People's Republic of China
Yuecan Yao	People's Republic of China
Bin Xu	People's Republic of China
Tao Yang	People's Republic of China

Executive Officers:

Name	Title	Country of Citizenship
Yi Liu	General Manager	People's Republic of China
Hongtao Wei	Executive Deputy General Manager	People's Republic of China
Fan Bai	Deputy General Manager	People's Republic of China
Min Bao	Deputy General Manager	People's Republic of China
Fei Gao	Deputy General Manager	People's Republic of China
Xuezhong Yu	Vice General Manager	People's Republic of China
Yonghao Guo	Financial Director	People's Republic of China

Poly Victory Investments Limited

The business address of each of the following individuals is c/o No. 10 Yabao Road, Chaoyang District, Beijing 100020, People's Republic of China.

Director:

Name	Country of Citizenship
Yi Liu	People's Republic of China
Min Bao	People's Republic of China

Executive Officers:

None.

Ctrip.com International, Ltd.

The business address of each of the following individuals is c/o 99 Fu Quan Road, Shanghai 200335, People's Republic of China.

Directors:

Name	Country of Citizenship
James Jianzhang Liang	Saint Christopher and Nevis
Min Fan	People's Republic of China
Neil Nanpeng Shen	People's Republic of China (Hong Kong SAR)
Qi Ji	Singapore
Gabriel Li	People's Republic of China (Hong Kong SAR)
JP Gan	United States

Executive Officers:

Name	Title	Country of Citizenship
James Jianzhang Liang	Chief Executive Officer	Saint Christopher and Nevis
Min Fan	President	People's Republic of China
Jane Jie Sun	Co-President and Chief Operational Officer	Singapore
Jenny Wenjie Wu	Chief Strategy Officer	People's Republic of China (Hong Kong SAR)
Xiaofan Wang	Chief Financial Officer	People's Republic of China

C-Travel International Limited

The business address of each of the following individuals is c/o 99 Fu Quan Road, Shanghai 200335, People's Republic of China.

Directors:

Name	Country of Citizenship
James Jianzhang Liang	Saint Christopher and Nevis
Min Fan	People's Republic of China
Jane Jie Sun	Singapore
Xiaofan Wang	People's Republic of China

Executive Officers:

Name	Title	Country of Citizenship
None

Ctrip.com (Hong Kong) Limited

The business address of each of the following individuals is c/o 99 Fu Quan Road, Shanghai 200335, People's Republic of China.

Directors:

Name	Country of Citizenship
James Jianzhang Liang	Saint Christopher and Nevis
Min Fan	People's Republic of China
Jane Jie Sun	Singapore
Xiaofan Wang	People's Republic of China
Neil Nanpeng Shen	People's Republic of China (Hong Kong SAR)

Executive Officers:

None.

Smart Master International Limited

The business address of the following individual is c/o Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong.

Director:

Name	Country of Citizenship
Neil Nanpeng Shen	People's Republic of China (Hong Kong SAR)

Executive Officers:

None.

Peace Unity Investments Limited

The business address of the following individual is c/o No. 124, Caobao Road, Xuhui District, Shanghai 200235,

People’s Republic of China.

Director:

Name	Country of Citizenship
David Jian Sun	People's Republic of China

Executive Officers:

None.